SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

MasTec, Inc.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

576323109

(CUSIP Number)

Jose Mas

MasTec, Inc.

800 Douglas Road, 12th Floor

Miami, Florida 33134

(305) 599-1800

(Name, address and telephone number of person authorized to receive notices and communications)

May 16, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Mas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,051,762
	8	SHARED VOTING POWER 1,474,941
	9	SOLE DISPOSITIVE POWER 4,051,762
	10	SHARED DISPOSITIVE POWER 1,474,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,526,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.92%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,212,414
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,212,414
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.52%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,212,414
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,212,414
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.52%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 648,941
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 648,941
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.81%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Mas Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 425,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 276,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 276,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 125,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This Schedule 13D is filed jointly on behalf of Jose Mas, Jose Ramon Mas Holdings I, LLC (“JM Holdings I”), Jose Ramon Mas Holdings, LLC (“JM Holdings”), Jorge Mas Irrevocable Trust (“JM Trust”), Jose Mas Irrevocable Trust (“JR Trust”), Mas Equity Partners III, LLC (“Mas Partners III”), and the Mas Family Foundation, Inc. (“Family Foundation”) (collectively, the “Reporting Persons”). The Reporting Person’s beneficial ownership has been properly reflected in the Issuer’s proxy statement since the time such information was required.

ITEM 1.	Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, $.01 par value (the “Shares”), of the Issuer. The principal executive offices of the Issuer are located at 800 Douglas Road, Coral Gables, Florida 33134.

ITEM 2.	Identity and Background

The information sets forth below is identical for all of the Reporting Persons unless otherwise noted below.

(a) This 13D is filed by the Reporting Persons.

(b) The Reporting Person’s address is at 800 Douglas Road, Coral Gables, Florida 33134.

(c) Jose Mas’ principal occupation is Chief Executive Officer of the Issuer. JM Holdings I, JM Holdings, Mas Partners III, are passive investment vehicles. The JM Trust and JR Trust are entities formed for family planning purposes. The Family Foundation is a not-for-profit corporation.

(d) To the best of the Reporting Person’s knowledge, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jose Mas is a citizen of the United States of America. JM Holdings I and JM Holdings are Florida limited liability companies. Mas Partners III is a Delaware limited liability company. The Family Foundation is a Florida not-for-profit corporation. The JM Trust and JR Trust are trusts formed under a trust instrument governed by the laws of the state of Florida.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On May 16, 2013, the Jorge L. Mas Canosa Holdings I Limited Partnership made a pro-rata distribution of shares of the Issuer resulting in the Reporting Person’s beneficial ownership exceeding 5% of the Issuer’s outstanding common stock.

ITEM 4.	Purpose of Transaction.

The description of the share distribution reflected in Item 3 to this 13D are hereby incorporated by reference in this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jose Mas	5,526,703	(2)	6.92%
JM Holdings I	1,212,414		1.52%
JM Holdings	1,212,414		1.52%
JM Trust	648,941		.81%
JR Trust	425,000		.53%
Mas Partners III	276,000		.35%
Family Foundation	125,000		.16%

(1)	The percentage of beneficial ownership is based upon 79,911,689 shares of Common Stock outstanding as of November 30, 2015.
(2)	The shares beneficially owned by Jose Mas include: 2,839,348 shares owned by Jose Mas individually, 1,212,414 shares owned by JM Holdings I, which is controlled by JM Holdings, of which Jose Mas is the sole member; 648,941 shares owned by the JM Trust of which Jose Mas is a trustee, 425,000 shares owned by the JR Trust of which Patricia Mas, the wife of Jose Mas, is a trustee, 276,000 shares owned by Mas Partners III, a Delaware limited liability company, in which Jose Mas is a member; and 125,000 shares owned by the Family Foundation, a Florida not-for-profit corporation, of which Jose Mas is the secretary and a member of the Board of Director.

The Reporting Person’s response to Item 3 to this 13D is hereby incorporated by reference in this Item 5. The Reporting Person’s responses to cover page Items 7 through 10 of this 13D are hereby incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

ITEM 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filer Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as of this 9th day of December, 2015.

/s/ Jose Mas
Name: Jose Mas

JOSE RAMON MAS HOLDINGS I, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	President

JOSE RAMON MAS HOLDINGS, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	President

JOSE MAS IRREVOCABLE TRUST

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Trustee

JORGE MAS IRREVOCABLE TRUST

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	Trustee

MAS EQUITY PARTNERS III, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Member

MAS FAMILY FOUNDATION, INC.

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filer Agreement